Exhibit 99.1

PropertyGuru Reports Third Quarter 2023 Results

Revenues of S$39 Million and Adjusted EBITDA of S$5 Million

•
Total revenues grew 13% to S$39 million in the third quarter 2023, as total revenues ex-Vietnam grew 23%
•
Active cost management drove 69% of incremental year over year revenue into Adjusted EBITDA1
•
Adjusted EBITDA grew to S$5 million in the third quarter 2023, up from S$2 million in the third quarter of 2022

Singapore – November 21, 2023 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading2, property technology (“PropTech”) company, today announced financial results for the quarter ended September 30, 2023. Revenue of S$39 million in the third quarter 2023 increased 13% year over year. Net profit was S$0.3 million in the third quarter and Adjusted EBITDA3 was S$5 million. This compares to a net loss of S$7 million4 and Adjusted EBITDA of S$2 million in the third quarter of 2022.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, said “I am pleased that we delivered another quarter of good performance despite diverse market challenges. In the face of continued macro headwinds in Vietnam and weak economic conditions across Southeast Asia, PropertyGuru produced both double-digit revenue growth and double-digit adjusted EBITDA margin for the second consecutive quarter.

As we transition from 2023 to 2024, we continue to see opportunity despite ongoing global economic uncertainty. Our unwavering commitment to helping people make informed property ownership decisions and assisting businesses in harnessing data and technology for growth and efficiency sets us up well to increase market share and develop categories ahead of the cyclic economic recovery.

We continue to invest in property technology and integrating Generative AI. Pioneering solutions that provide an agent clarity on the leads they are nurturing or a property seeker personalized feeds using GuruPicks have received good customer adoption. Our innovative solutions that shipped provided climate risk driven valuation data through DataSense, and holistic homeowner solutions to help home financing and management. Positive customer feedback sets us up well while our multi-pronged strategy should build significant moats for the core business.

We have confidence in the value that PropertyGuru creates for all our stakeholders, but we acknowledge our susceptibility to local economic fluctuations. For instance, the timing of Vietnam’s property market stabilization remains uncertain, prompting us to be laser focused on our company-wide investments as we await greater clarity in 2024.

We believe in the fundamental opportunities in our core markets and remain committed to future growth and profitability anchored around our vision to power communities to live, work, and thrive in tomorrow’s cities.”

1 Calculated as the increase in Adjusted EBITDA in the third quarter 2023 year over year divided by the increase in revenue over the same period.

2 Based on SimilarWeb data between April 2023 and September 2023.

3 Included in the S$5 million of adjustments between net income and Adjusted EBITDA in the third quarter of 2023 was a S$6 million depreciation and amortization expense.

4 Included in the S$9 million of adjustments between net loss and Adjusted EBITDA in the third quarter of 2022 was a S$5 million depreciation and amortization expense.

Joe Dische, Chief Financial Officer, added “PropertyGuru delivered 13% overall revenue growth in the third quarter despite challenging market conditions in Vietnam. Excluding Vietnam, revenues were up a solid 23%. The reported revenue for Malaysia was adversely impacted by depreciation of the local currency.

Beyond our double-digit growth this quarter in the face of a challenging environment, we are especially encouraged that our cost control efforts continue to yield measurable results. Our Adjusted EBITDA margin of 13% is a strong improvement from 6% in the third quarter of 2022. This is the second quarter in a row that we achieved a double-digit Adjusted EBITDA margin, with all of our Marketplaces delivering a profit. In addition, both net income in the third quarter and year-to-date cash flow were positive.

We are focused on delivering ongoing improvements in operating leverage through technology, automation, machine learning and prudent cost management. Our objective is to deliver sustained increases in Adjusted EBITDA margin.

A recovery in Vietnam’s property market is not expected in 2023. Combined with macro-economic and exchange rate challenges in Malaysia, we are lowering our 2023 revenue outlook to S$148-S$152 million. Through effective expense management, our 2023 Adjusted EBITDA outlook remains unchanged at S$11-S$15 million.”

Financial Highlights – Third Quarter 2023

•
Total revenue increased 13% year over year to S$39 million in the third quarter.
•
Marketplaces revenues increased 13% year over year to S$38 million in the third quarter as continued strength in Singapore helped to offset ongoing challenges in Vietnam.
•
Revenue by segment:
o
Singapore Marketplaces revenue increased 24% year over year to S$23 million, as the number of agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter. Quarterly ARPA was up 23% in the third quarter to S$1,279 as compared to the prior year quarter and the number of agents in Singapore was up over 200 to 16,309 from the second quarter of 2023. The renewal rate was 85% in the quarter.
o
Malaysia Marketplaces revenue increased 5% year over year to S$7 million, driven by the ongoing benefit from the Company’s dual brand strategy, offset by macro headwinds. Revenue on a Singapore Dollar basis was negatively impacted by depreciation of the Malaysian Ringgit. On a local currency basis, year over year growth was 11%.
o
Vietnam Marketplaces revenue decreased 33% year over year to S$4 million, as a reduction in the number of listings was partially offset by an increase in the average revenue per listing (“ARPL”). The number of listings was down 41% to 1.2 million in the third quarter compared to the prior year quarter and ARPL was up 16% to S$3.37 from the third quarter of 2022.
o
Fintech & Data services revenue increased 23% to S$2 million.
•
At quarter-end, cash and cash equivalents were S$317 million.

Information regarding our operating segments is presented below. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such the 2022 comparatives have been restated.

	For the Three Months Ended September 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	39,121	34,565	13.2%
Marketplaces	37,561	33,297	12.8%
Singapore	22,513	18,139	24.1%
Vietnam	4,141	6,171	-32.9%
Malaysia	6,815	6,524	4.5%
Other Asia	4,092	2,463	66.1%
Fintech and data services	1,560	1,268	23.0%
Adjusted EBITDA	5,153	2,012
Marketplaces	22,734	18,189
Singapore	17,332	13,554
Vietnam	261	1,942
Malaysia	3,727	3,169
Other Asia	1,414	(476)
Fintech and data services	(2,175)	(1,873)
Corporate*	(15,406)	(14,304)
Adjusted EBITDA Margin (%)	13.2%	5.8%
Marketplaces	60.5%	54.6%
Singapore	77.0%	74.7%
Vietnam	6.3%	31.5%
Malaysia	54.7%	48.6%
Other Asia	34.6%	-19.3%
Fintech and data services	-139.4%	-147.7%

	For the Nine Months Ended September 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	108,629	95,828	13.4%
Marketplaces	104,129	92,511	12.6%
Singapore	62,894	50,436	24.7%
Vietnam	12,543	18,170	-31.0%
Malaysia	20,235	17,857	13.3%
Other Asia	8,457	6,048	39.8%
Fintech and data services	4,500	3,317	35.7%
Adjusted EBITDA	9,984	2,822
Marketplaces	59,804	44,805
Singapore	47,899	36,185
Vietnam	188	4,748
Malaysia	11,195	6,779
Other Asia	522	(2,907)
Fintech and data services	(7,037)	(5,404)
Corporate*	(42,783)	(36,579)
Adjusted EBITDA Margin (%)	9.2%	2.9%
Marketplaces	57.4%	48.4%
Singapore	76.2%	71.7%
Vietnam	1.5%	26.1%
Malaysia	55.3%	38.0%
Other Asia	6.2%	-48.1%
Fintech and data services	-156.4%	-162.9%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of September 30, 2023, PropertyGuru continued its Engagement Market Share5 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 83% – 6.2x the closest peer	Malaysia: 92% – 12.8x the closest peer
Vietnam: 80% – 4.0x the closest peer	Thailand: 51% – 1.7x the closest peer

Full Year 2023 Outlook

Vietnam’s property market continues to be affected by government policy interventions that negatively impact consumer sentiment and transaction volumes. In addition, macro-economic issues and currency depreciation have affected the Malaysian business. As a result, the Company now projects full year 2023 revenue to be between S$148 million and S$152 million. Active cost control measures have helped the Company reaffirm full year 2023 Adjusted EBITDA of between S$11 million and S$15 million.

In the short term, Company results may be influenced by several factors outside of its control. These factors include the aforementioned issues in Vietnam and Malaysia as well as property taxation and stamp duty increases in Singapore and a lack of clarity in global fiscal policy stemming from rising interest rates, greater inflationary pressures, and global supply chain complications impacting our customers. Longer-term, the Company remains bullish on its growth trajectory, prospects for improving profitability, and the fundamental opportunity that exists in our core markets.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Tuesday, November 21, 2023, at 7:30 a.m. Eastern Standard Time / 8:30 p.m. Singapore Standard Time to discuss the Company's financial results for the third quarter of 2023 and full year 2023 outlook. The PropertyGuru (NYSE: PGRU) Q3 2023 Earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_THHA36STR7SUFfdO3jUFxg

An archived version will be available on the Company’s Investor Relations website after the call at https://investors.propertygurugroup.com/news-and-events/events-and-presentations/default.aspx

5 Based on SimilarWeb data between April 2023 and September 2023.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading2 PropTech company, and the preferred destination for over 37 million property seekers6 to connect with over 59,000 agents7 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.9 million real estate listings8, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 15 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group
Sheena Chopra	Nat Otis
+65 9247 5651	+1 860 906 7860
sheena@propertyguru.com.sg	natotis@propertyguru.com

6 Based on Google Analytics data between April 2023 and September 2023.

7 Based on data between July 2023 and September 2023.

8 Based on data between April 2023 and September 2023.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, and Thailand.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing ("ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA Margin and incremental Adjusted EBITDA over incremental revenue. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

Incremental Adjusted EBITDA over incremental revenue is calculated as the increase in Adjusted EBITDA over the period divided by the increase in revenue over the same period.

A reconciliation of net (loss)/income to Adjusted EBITDA is provided as follows. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparative has been restated.

	For the Three Months Ended September 30,
	2023	2022
	(S$ in thousands)

Net income/(loss)	312	(7,442)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(3,228)	325
Finance income - net	(2,033)	(48)
Depreciation and amortization expense	6,073	4,913
Reversal of impairment	(177)	—
Share grant and option expenses	2,067	1,398
Other losses - net	2,275	1,203
Business acquisition transaction and integration cost*	(316)	1,127
Restructuring cost**	7	—
Tax expense	173	536
Adjusted EBITDA	5,153	2,012

	For the Nine Months Ended September 30,
	2023	2022
	(S$ in thousands)

Net loss	(16,369)	(123,969)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(3,338)	(22,691)
Finance (income)/costs - net	(5,350)	1,770
Depreciation and amortization expense	17,717	15,747
Impairment	5,542	—
Share grant and option expenses	5,127	4,433
Other losses - net	2,329	1,466
Business acquisition transaction and integration cost*	1,724	3,963
Legal and professional fees incurred for IPO	—	16,570
Share listing expense	—	104,950
Restructuring cost**	2,073	—
Tax expense	529	583
Adjusted EBITDA	9,984	2,822

*Certain amounts in the prior year have been adjusted to conform to the current year presentation.

**The restructuring cost is in regard to the phase out of the Indonesia marketplace.

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to sustain profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the impact of government and regulatory policies on real estate or credit markets in Vietnam and other countries in which the Group operates; fluctuations in foreign currency exchange rates, particularly in Malaysia; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates; general economic conditions in the countries in which the Group operates; political instability in the jurisdictions in which the Group operates; political unrest, terrorist activities and other geopolitical risks, including the ongoing military actions between Russia and Ukraine and between Israel and Hamas; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic on the business of the Group; the Group’s ability to integrate newly acquired businesses or companies and the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs; restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination; technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022**	2023	2022**
	(S$ in thousands, except share and per share data)

Revenue	39,121	34,565	108,629	95,828
Other income	2,262	684	5,962	1,453
Other gains/(losses) - net	953	(1,527)	1,009	21,226

Expenses
Sales commission	(2,027)	(2,283)	(6,329)	(8,469)
Referral fees	(607)	(565)	(1,757)	(1,536)
Merchant fees	(1,110)	(777)	(2,609)	(1,936)
Awards and events costs	(1,185)	(748)	(2,153)	(1,399)
Advertising and platform fees	(748)	(609)	(1,696)	(1,850)
Salary and staff costs	(17,896)	(18,040)	(58,017)	(54,166)
Marketing expenses	(3,442)	(4,233)	(9,660)	(12,023)
Technology expenses	(3,482)	(2,847)	(9,831)	(8,148)
Legal and professional	(1,767)	(1,425)	(4,905)	(4,593)
Share grant and option expenses	(2,067)	(1,398)	(5,127)	(4,433)
Depreciation and amortization	(6,073)	(4,913)	(17,717)	(15,747)
Reversal of impairment/(Impairment) loss on financial assets	158	(83)	(519)	83
Impairment of intangible assets	—	—	(5,469)	—
Reversal of impairment/(Impairment) of plant, equipment and right-of-use assets	177	—	(73)	—
Finance cost	(118)	(240)	(366)	(2,251)
Legal and professional fee incurred for IPO	—	—	—	(16,570)
Share listing expense	—	—	—	(104,950)
Other expenses	(1,664)	(2,467)	(5,212)	(3,905)
Total expenses	(41,851)	(40,628)	(131,440)	(241,893)
Profit/(Loss) before income tax	485	(6,906)	(15,840)	(123,386)
Tax expense	(173)	(536)	(529)	(583)

Net income/(loss) for the period	312	(7,442)	(16,369)	(123,969)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	2,347	7,467	(6,721)	9,912
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) from post-employment benefits obligation	8	(1)	—	(2)
Other comprehensive income/(loss) for the period, net of tax	2,355	7,466	(6,721)	9,910
Total comprehensive income/(loss) for the period	2,667	24	(23,090)	(114,059)

Earnings/(loss) per share for income/(loss) attributable to equity holders of the Group
Basic and diluted earnings/(loss) per share for the period	0.00	(0.05)	(0.10)	(0.81)

**Certain amounts in the prior year have been reclassified to conform to the current year presentation.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of September 30, 2023	As of December 31, 2022
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	316,571	309,233
Trade and other receivables	17,139	18,145
	333,710	327,378
Non-current assets
Trade and other receivables	3,350	4,559
Intangible assets	382,513	393,450
Plant and equipment	1,861	2,535
Right-of-use assets	9,744	11,475
	397,468	412,019
Total assets	731,178	739,397
LIABILITIES
Current liabilities
Trade and other payables	29,454	29,737
Lease liabilities	4,713	4,104
Deferred revenue	65,237	50,753
Provisions	109	280
Current income tax liabilities	4,242	4,302
	103,755	89,176
Non-current liabilities
Trade and other payables	456	296
Lease liabilities	6,287	8,339
Deferred income tax liabilities	1,694	1,879
Provisions	839	672
Warrant liabilities	1,471	4,775
	10,747	15,961
Total liabilities	114,502	105,137

Net assets	616,676	634,260

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,089,615	1,081,320
Share reserve	14,903	17,692
Capital reserve	785	785
Translation reserve	(23,682)	(16,961)
Accumulated losses	(464,945)	(448,576)
Total Shareholders' Equity	616,676	634,260

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30
	2023	2022
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(16,369)	(123,969)
Adjustments for:
- Tax expense	529	583
- Employee share grant and option expense	4,586	2,866
- Non-executive director share grant and option expense	541	1,701
- Depreciation and amortization	17,717	15,747
- Impairment of intangible assets	5,469	—
- Impairment of plant, equipment and right-of-use assets	73	—
- (Gain)/Loss on disposal of plant and equipment and intangible assets	(2)	100
- Loss/(Gain) on lease modification	12	(194)
- Impairment/(Reversal of impairment) loss on financial assets	519	(83)
- Interest income	(5,716)	(481)
- Finance cost	366	2,251
- Unrealised currency translation loss*	1,741	7,420
- Fair value gain on warrant liabilities	(3,338)	(22,691)
- Share listing expense	—	104,950
	6,128	(11,800)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	2,290	716
- Trade and other payables*	(288)	(11,322)
- Deferred revenue	14,484	6,683
Cash provided by/(used in) operations*	22,614	(15,723)
Interest received	5,123	276
Income tax paid	(549)	(848)
Net cash provided by/(used in) operating activities*	27,188	(16,295)

Cash flows from investing activities
Additions to plant and equipment	(554)	(1,224)
Additions of intangible assets	(19,913)	(15,490)
Proceeds from disposal of plant and equipment	4	31
Net cash used in investing activities	(20,463)	(16,683)

Cash flows from financing activities
Interest paid	(345)	(750)
Principal payment of lease liabilities	(3,243)	(3,174)
Repayment of borrowings	—	(18,389)
Proceeds from reorganisation	—	142,145
Proceeds from the shares issued to PIPE investors	—	178,653
Transaction cost in relation to issuance of PIPE shares	—	(7,664)
Proceeds from issuance of ordinary shares	379	1,269
Net cash (used in)/provided by financing activities	(3,209)	292,090

Net increase in cash and cash equivalents	3,516	259,112

Cash and cash equivalents
Beginning of the nine months ended 30 September	309,233	70,236
Effects of currency translation on cash and cash equivalents*	3,822	10,281
End of the nine months ended 30 September	316,571	339,629

*Certain amounts in the prior year have been revised to conform to the current year presentation.